SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Amendment No. 1

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

BIMI International Medical Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

05552Q202

(CUSIP Number)

Tiewei Song

9th Floor, Building 2, Chongqing Corporation Avenue, Yuzhong District

Chongqing 400010, P. R China.

(+86) 023-6310 7239

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 20, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO : 05552Q202

1)	NAME OF REPORTING PERSON Tiewei Song
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3)	SEC Use Only
4)	SOURCE OF FUNDS PF
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER 1,339,027
	8)	SHARED VOTING POWER -0-
	9)	SOLE DISPOSITIVE POWER 1,339,027
	10)	SHARED DISPOSITIVE POWER -0-

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,339,027
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.72%[1]
14)	TYPE OF REPORTING PERSON IN

(1)	Calculated based on 28,350,601 shares of Common Stock issued and outstanding as of July 20, 2022.

ITEM 1. Security and Issuer.

This Amendment No. 1 (this “Amendment No. 1”) to the Statement of Beneficial Ownership on Schedule 13D filed on June 21, 2022 (the “Statement”), relates to the Common Stock, par value $.001 per share (the “Common Stock”), of BIMI International Medical Inc., a Delaware Corporation (the “Issuer”). The Issuer’s principal executive offices are located at 9th Floor, Building 2, Chongqing Corporation Avenue, Yuzhong District, Chongqing 400010, P. R China.

This Amendment No. 1 is being filed by the Reporting Person to report an acquisition on the open market of 339,027 shares of Common Stock, and to report the updated ownership percentage of the Reporting Person. Due to dilutive effects, the Reporting Person’s holdings are now below 5% of the Issuer’s outstanding shares of Common Stock.

Except as modified by the information provided in this Item 1, the information set forth in Item 1 of the Statement is incorporated by reference herein in response to the disclosure requirements of Item 1 of Schedule 13D.

ITEM 2. Identity and Background.

(a) This Amendment No. 1 is being filed by Mr. Tiewei Song (“Mr. Song”).

(b) Mr. Song’s business address is 9th Floor, Building 2, Chongqing Corporation Avenue, Yuzhong District, Chongqing 400010, P. R China.

(c) Mr. Song is an entrepreneur. His principal business is CEO of the Issuer (since October 2019). From December 2012 to October 2019, Mr. Song served as both the president and director of Shenyang Langzi Investment Management Co., Ltd., an asset management consulting firm. From July 2008 to July 2013, Mr. Song was the chief representative of German Varengold Bank in China. From October 1999 to May 2008, Mr. Song was the executive director and president of Liaoning Jiachang Group, a consulting firm. He also serves as a director of BIQI International Holdings Corp. Mr. Song graduated from Peking University with bachelor’s and master’s degrees in mathematics.

(d) During the past five years, Mr. Song has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, Mr. Song has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such a proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Song is a citizen of P.R. China.

ITEM 3. Source and Amount of Funds or Other Consideration.

The information set forth in Item 3 of the Statement is incorporated by reference herein in response to the disclosure requirements of Item 3 of Schedule 13D.

ITEM 4. Purpose of Transaction.

The information set forth in the corresponding paragraph of the Statement with respect to the Reporting Person is incorporated by reference herein.

The Reporting Person reserves the right at any time to change its present intention with respect to any or all of the matters referred to in this Item 4, or to dispose of any or all of the securities of the Issuer purchased by it.

Except as set forth in Item 4 of the Statement, the Reporting Person has no other plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, although the Reporting Person does not rule out the possibility of effecting or seeking to effect any such actions in the future.

ITEM 5. Interest in Securities of the Issuer

(a) As of July 20, 2022, Mr. Song may be deemed to have beneficial ownership of the aggregate 1,339,027 shares of the Issuer’s Common Stock, or approximately 4.72% of the Issuer’s total shares of Common Stock outstanding. The foregoing percentage is calculated based on 28,350,601 shares of Common Stock issued and outstanding.

(b) Mr. Song has the sole power to vote and to dispose of 1,339,027 shares of Common Stock.

(c) During the past 60 days, the Reporting Person has effected the acquisition of 339,027 shares of Common Stock:

Trade Date	Buy/Sell	Quantity	Price
07/18/2022	Buy	124,427	$58,817
07/19/2022	Buy	100,000	$49,840
07/20/2022	Buy	114,600	$57,008

(d) Other than Mr. Song, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer’s shares of Common Stock covered by this Schedule 13D.

(e) The Reporting Person ceased to be the beneficial owner of more than five percent of Ordinary Shares on July 20, 2022.

ITEM 6. CONTRACTS, ARRANGEMENTS UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth in Item 6 of the Statement is incorporated by reference herein in response to the disclosure requirements of Item 6 of Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of: July 29, 2022

/s/ Tiewei Song
Tiewei Song

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